UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41568

Erayak Power Solution Group Inc.

No. 528, 4th Avenue

Binhai Industrial Park

Wenzhou, Zhejiang Province

People’s Republic of China 325025

+86-577-86829999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Extraordinary General Shareholders Meeting

On September 8, 2025, 11:00 a.m. Beijing Time (September 7, 2025, 11:00 p.m. Eastern Time), Erayak Power Solution Group Inc (the “Company”) held its 2025 extraordinary general shareholders meeting (the “EGM”) at No. 528, 4th Avenue, Binhai Industrial Park, Wenzhou, Zhejiang Province, People’s Republic of China 325025. Holders of 18,608,356 Class A ordinary shares and 9,000,000 Class B ordinary shares of the Company were present in person or by proxy at the EGM, representing approximately 53.99% of the combined voting power of Class A and Class B ordinary shares as of the record date of August 21, 2025, and therefore constituting a quorum of at least one-third of the ordinary shares outstanding and entitled to vote at the General Meeting as of the record date. All matters voted on at the EGM were approved. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

	For	Against	Abstain
Proposal 1: By an ordinary resolution, to approve (a) a reverse stock split of the Company’s issued and unissued class A ordinary shares of par value of $0.0001 each (the “Class A Ordinary Shares”) and class B ordinary shares of par value of $0.0001 each (the “Class B Ordinary Shares”, and, together with Class A ordinary shares, the “Ordinary Shares”), at a ratio of not less than 1-for-120 and not more than 1-for-220, with the final ratio to be determined by the board of directors in its sole discretion at any time after approval by the shareholders (the “Reverse Stock Split”), and authorize the board of directors (the “Board”) to implement such reverse stock split at its sole discretion at any time prior to the one-year anniversary of the Meeting; (b) in respect of any and all fractional entitlements to the issued consolidated shares resulting from the Reverse Stock Split, if so determined by the Board of the Company in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Reverse Stock Split, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Ordinary Shares to be issued to shareholders of the Company to round up any fractions of Ordinary Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Reverse Stock Split, and the Board be and is hereby authorized to do all other acts and things as the Board considers necessary or desirable for the purposes of the transactions contemplated by or giving effect to and implementing the change of share capital, including instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and make necessary filing(s) to reflect the change of share capital.	189,092,325	9,257,182	258,849

Proposal 2: By a special resolution, subject to and conditional upon the passing of Proposal One, to approve the adoption of the third amended and restated memorandum and articles of association of the Company (the “Third Amended and Restated Memorandum and Articles of Association”) as set forth in Appendix A to this notice, in substitution for and to the exclusion of, the currently effective memorandum and articles of association of the Company and to authorize Board to do all other acts and things as the Board considers necessary or desirable in connection with the adoption of the Third Amended and Restated Memorandum and Articles of Association, including without limitation, attending to the necessary filing with the Registrar of Companies in the Cayman Islands.	189,245,499	8,795,435	567,423

Proposal 3: By an ordinary resolution, to adjourn the Extraordinary General Shareholders Meeting for any purpose, including to solicit additional proxies if there are insufficient votes at the time of the meeting to approve the proposals described above.	189,950,040	8,151,047	507,270

EXHIBIT INDEX

Exhibit No.	Description
99.1	The Third Amended and Restated Memorandum and Articles of Association, dated September 8, 2025*

*	Previously filed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Erayak Power Solution Group Inc

Date: September 8, 2025	By:	/s/ Lingyi Kong
	Name:	Lingyi Kong
	Title:	Chief Executive Officer

3